INVESTMENT MANAGEMENT TRUST AGREEMENT
Amendment No. 1

This Amendment made as of March 28, 2013, amends that certain Investment Management Trust Agreement (the “Agreement”), dated March 24, 2011, by and between Prime Acquisition Corp. (the “Company”) and American Stock Transfer & Trust Company, LLC, as trustee (the “Trustee”).

WHEREAS, the board of directors of the Company deems it advisable, necessary and has adopted resolutions to: (a) amend paragraph 4 of Article 156 of the Company’s Amended and Restated Articles of Association (the “Articles”) to permit the continuance of the Company for a period of six (6) months after the Termination Date (as defined in the Articles) (the “Extension”); and (b) provide its stockholders with the opportunity to redeem their Company ordinary shares for cash equal to their pro rata share of the Trust Account in connection the Extension; and

WHEREAS, the Company’s shareholders have approved the amendment to the Articles to effect the Extension in accordance with the terms of the Articles, and holders of 80% of the IPO Shares have approved this amendment in accordance with the terms of Paragraph 7(c) of the Agreement.

IT IS AGREED:

1. Defined Terms.  Defined terms used but not defined in this Amendment are as defined in the Agreement.

2. Amendments.  The parties amend the Agreement as follows:

(a) The first sentence of Paragraph 1(i) is amended to read in its entirety as follows:

“Commence liquidation of the Trust Account only after receipt of and only in accordance with the terms of a letter (“Termination Letter”), in a form substantially similar to that attached hereto as either Exhibit B, Exhibit C, or Exhibit D signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer, and complete the liquidation, in whole or in part, of the Trust Account and disburse the Property in the Trust Account (which disbursement shall include, in the event of a Business Combination (as hereafter defined), payment of the Deferred Compensation to the Representative) only as directed in the Termination Letter and the other documents referred to therein.”

(b) A new exhibit referred to as “Exhibit D” is added in the form attached hereto.

3. Miscellaneous.

(a) This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.  It may be executed in several counterparts, each one of which shall constitute an original, and together shall constitute but one instrument.

(b) As to any claim, cross-claim or counterclaim in any way relating to this Amendment, each party waives the right to trial by jury.

(c) The parties hereto consent to the jurisdiction and venue of any state or federal court located in the City of New York, Borough of Manhattan, for purposes of resolving any disputes hereunder.

(d) Each of the Trustee and the Company hereby represents that it has the full right and power and has been duly authorized to enter into this Amendment and to perform its respective obligations as contemplated hereunder.

[Signature page follows]

IN WITNESS WHEREOF, the parties have duly executed this Amendment No. 1 to the Investment Management Trust Agreement as of the date first written above.

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, as Trustee

By:	/s/ Michael A. Nespoli
Name:	Michael A. Nespoli
Title:	Senior Vice President

PRIME ACQUISITION CORP.

By:	/s/ Diana Liu
Name:	Diana Liu
Title:	Chief Executive Officer

Investment Management
Trust Agreement
(Amendment No. 1)

EXHIBIT D

[Letterhead of Company]

[Insert date]

American Stock Transfer
& Trust Company, LLC
59 Maiden Lane
New York, New York 10038
Attn:

Re: Trust Account No. [                    ] Partial Termination Letter

Gentlemen:

Pursuant to Section 1(j) of the Investment Management Trust Agreement between Prime Acquisition Corp. (“Company”) and American Stock Transfer & Trust Company, LLC (“Trustee”), dated as of March 24, 2011 (“Trust Agreement”), this is to advise you that the Company has completed the amendment of its Amended and Restated Memorandum and Articles of Association to provide for a continuance of the Company for a period of six (6) months after the Termination Date (as defined in the Articles) (the “Extension”) and that in connection with the Extension the Company has granted redemption rights to holders of an aggregate of _____________ IPO Shares. Attached hereto is a copy of the minutes of the meeting of the Board of Directors of the Company and of the Shareholders of the Company relating thereto, certified by an executive officer of the Company as true and correct and in full force and effect.  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Trust Agreement.

In accordance with the terms of the Trust Agreement, we hereby authorize you to commence liquidation of a portion of the Trust Account in the amount of $_________________ to the effect that such of funds will be available for transfer to the account or accounts that the Company shall direct on _____________, 2013. You are hereby directed and authorized to transfer the funds so liquidated from the Trust Account to Public Shareholders who exercised their conversion rights in connection with the Extension, in an amount equal to their pro rata share of the amounts in the Trust Account as of two business days prior to the commencement of the Company’s tender offer relating to the Extension (including the Deferred Compensation and any income actually received on the Trust Account balance and held in the Trust Account, but less an amount equal to estimated taxes that are or will be due on such income at an assumed rate of [___]). The balance of the funds shall remain in the Trust Account and continue to be held in accordance with the terms of the Trust Agreement.

Very truly yours,

PRIME ACQUISITION CORP.

By:
Name:
Title: